UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2008            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated March 14, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: March 19, 2008	By: /s/ Bruce Winfield Bruce Winfield President and CEO

PORTAL APPOINTS NEW CHIEF FINANCIAL OFFICER

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce the appointment of Mark Brown, CA, as Chief Financial Officer of Portal Resources Ltd.. Mr. Brown currently serves as a Director of Portal Resources.

Mark T. Brown B.Comm C.A., is the President of Pacific Opportunity Capital Ltd. Headquartered in Vancouver, B.C., Pacific Opportunity is a financial consulting and merchant banking firm active in venture capital markets in North America. Mr. Brown has assisted in the successful establishment of several private and public companies. His corporate activities include merger and acquisition transactions, financing, strategic corporate planning and corporate development. Prior to joining Pacific Opportunity, Mr. Brown's background included managing the financial departments of two TSE 300 companies: Miramar Mining Corp. and Eldorado Gold Ltd. Mr. Brown has a Bachelor of Commerce from the University of British Columbia and qualified as a Chartered Accountant in 1993 while working with PriceWaterhouseCoopers in Vancouver.

Christine West, Portal Resources’ previous CFO and Controller has left to pursue other interests. Portal wishes to thank Christine for her tremendous contributions and to wish her all the best in her endeavors.

Portal Resources Ltd. was founded in 2004 and is a natural resource company, based in Vancouver and focused on the exploration and development of high potential uranium, gold-silver and copper-gold projects in Argentina and the U.S.A. The company currently controls over 1,200 square miles of mineral rights in three primary project areas. A description of these projects, including maps and photographs can be viewed on the company’s website at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.